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                                                                       EXHIBIT 2

                    DATED        16TH MARCH             1995
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                      (1)  FCB 1120 LIMITED





                      (2)  CHRYSALIS HOLDINGS LIMITED





                      ___________________________________


                                   TAX DEED

                      ___________________________________







                      [FRERE CHOLMELEY BISCHOFF LETTERHEAD]

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THIS DEED is made on                   16th March                          1995

BETWEEN:-

(1) FCB 1120 LIMITED (registered number 3014792) whose registered office is at 4 John Carpenter Street, London EC4Y 0NH (the "Buyer", which expression shall unless the context does not so permit include its successors in title and assignees); and

(2) CHRYSALIS HOLDINGS LIMITED (registered number 00918616) whose registered office is at The Chrysalis Building, Bramley Road, London W10 6SP (the "Covenantor").

WHEREAS by an agreement dated today between the Covenantor and the Buyer (the "Agreement"), the Buyer has agreed to buy the Shares (as defined in the Agreement) from the Covenantor in reliance inter alia upon the provisions of this Deed.

WITNESSES as follows:-

1.   DEFINITIONS

1.1 Unless the context otherwise requires, words and expressions defined in the Agreement shall have the same meaning in this Deed, and the provisions of Clauses 1.2. and 1.3 inclusive of the Agreement concerning interpretation and construction shall apply in this Deed.

1.2  In this Deed, the following expressions have the following meanings:-

     "ACCOUNTS RELIEF" means any Relief which has been assumed to be available in fixing the amount of the Taxation provision or reserve (including any provision or reserve for deferred taxation) in the Completion Accounts of the Company or which would but for such Relief have appeared in the Completion Accounts;

     "CLAIM" means any assessment, notice, demand, letter or other document issued or action taken by or on behalf of any person, authority or body (including the Company) responsible for the assessment, collection or recovery of Taxation anywhere in the world from which it appears that the Company may be liable or is sought to be made liable to make any payment of Taxation or that any Relief may be lost or counteracted or any right to repayment of Taxation nullified cancelled or set-off;

     "EVENT" means any payment, event, transaction or series of transactions of whatever nature, act,

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     omission or occurrence, whether or not the Company or the Buyer is a party to it, and includes completion of the sale of the Shares to the Buyer;

     "RELIEF" means any relief from Taxation, any loss, allowance, exemption, set-off or deduction in computing or against any profits, income or gains for the purposes of Taxation or credit against Taxation or any right to repayment of Taxation;

     "TAXATION" means all forms of taxation, duty, rate, impost, contribution, charge or levy (in the nature of taxation) imposed by any body or authority whatsoever in the United Kingdom or elsewhere, including any payment which the Company may be or become bound to make as a result of any enactment relating to taxation, whenever enacted, including under any settlement of any claim for taxation and including any interest, surcharge, penalty or fine in relation thereto.

1.3  For the purposes of this Deed:-

1.3.1 any reference to any Event shall include any Event which is deemed to have occurred pursuant to any enactment whenever enacted;

1.3.2 any reference to income, profits or gains earned, accrued or received shall include any income, profits or gains which are deemed to be earned, accrued or received pursuant to any enactment whenever enacted;

1.3.3 any reference to an Event occurring on or before Completion shall include the combined result of two or more Events the first of which shall have taken place or the commencement of which shall have occurred on or before Completion;

1.3.4     references to Taxation shall include:-

1.3.4.1 the loss, counterclaim, cancellation, counteraction, nullification, disallowance or clawback in whole or part of any Accounts Relief; and

1.3.4.2 the nullification, cancellation or set-off in whole or part of a right to repayment of Taxation which has been taken into account as an asset (including where taken into account by way of a reduction in any provision or reserve for Taxation or deferred taxation) in computing the Completion Accounts of the Company; and

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1.3.4.3        the setting off against profits or against a Taxation liability
               (in either case in respect of which but for such setting off the Company would have had a liability to pay Taxation in respect of which a Claim could have been made under this Deed) of any Relief which is not available before Completion but arises in respect of an Event or Events occurring after Completion;

               and in such case:-

               (i) if such Relief would have been set against Taxation, the amount of the Relief so lost or if such Relief would have been deducted from or set against income or profits, the amount of Taxation which would have been saved thereby but for such loss; or

               (ii) the amount of the repayment which would otherwise have been obtained;

               shall be treated as an amount of Taxation for which a liability on the Company has arisen and fallen due;

1.3.5 A payment of Taxation shall be deemed to be made by the Company if a payment of Taxation would have been made by it but for the utilisation of any Relief arising in respect of an Event or Events occurring after Completion.

2.   COVENANT TO PAY

2.1 Subject as provided below, the Covenantor covenants with the Buyer that the Covenantor will pay to the Buyer on the relevant payment date ascertained pursuant to Clause 7 of this Deed an amount equal to:-

2.1.1 any Taxation for which the Company is or becomes liable in respect of or arising from any Event occurring on or before Completion or by reference to any income, profits or gains earned, accrued or received on or before Completion, whether or not such Taxation is attributable to, chargeable against or recoverable from any other person;

2.1.2     any payment of Taxation by the Company in pursuance of a notice under
          Section 132 of the Finance Act 1988 served on the Company as being a person to whom sub-section (3) of such section applies by virtue of the relationship of the

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          Company with the migrating company as defined in such section on or at any time before Completion;

2.1.3 without prejudice to the generality of Clause 2.1.1 above, any Taxation for which the Company becomes liable in consequence of the failure by any company which has at any time before Completion been a member of a group (as defined from time to time for any Taxation purpose) of which the Company has at any time prior to Completion been a member, to satisfy a liability for Taxation whether or not such Taxation is attributable to, chargeable against or recoverable from any other person;

2.1.4 without prejudice to the generality of Clause 2.1.1 above, any liability of the Company under Section 767A of the Taxes Act 1988 (together with any liability for interest relating thereto save as attributable to the Company's default) as being a person to whom sub-section (2) of such section applies by virtue of circumstances existing at any time prior to Completion;

2.1.5 any liability of the Company to repay in whole or in part any payment for group relief or payment for the surrender of surplus advance corporation tax received pursuant to any agreement or arrangement entered into on or before Completion, or any payment which the Company fails to obtain for group relief or for the surrender of surplus advance corporation tax which was taken into account as an asset in the Completion Accounts;

2.1.6 all reasonable costs and expenses incurred and payable by the Buyer and/or the Company in connection with or in consequence of any matter for which a claim is made by the Buyer under this Deed, including the reasonable costs and expenses of taking or defending any action under this Deed.

3.   EXCLUSIONS

     The Covenantor shall not be liable under Clause 2 above in respect of any Taxation:-

3.1 to the extent that provision therefor has been made in the Completion Accounts;

3.2 to the extent that any Claim relating thereto also has given rise to a claim by the Buyer or the Company for breach of warranty condition representation or

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     undertaking under the Agreement and the Covenantor has satisfied such claim;

3.3 to the extent that such liability for Taxation would not have arisen but for any change in accounting or in Taxation policy introduced by the Company after Completion save as necessary to comply with any legal requirements or with generally accepted accounting practice;

3.4 to the extent that recovery has previously been made by the Buyer under this Deed in respect of the same claim;

3.5 to the extent that any Relief (other than a Relief utilised against profits relating to the transactions referred to in 3.8 below) arising as a consequence of or by reference to any Event occurring on or before Completion or in respect of a period ended on or before Completion is available and can be utilised by the Company to relieve or mitigate that liability at the time that payment is due from the Covenantor in respect of that liability in accordance with the provisions of clause 7 of this Deed; or

3.6 to the extent that on or before Completion the liability for Taxation was discharged whether by payment or by utilisation of any Relief;

3.7 to the extent that the amount otherwise payable by the Covenantor is increased by reason of the Company or the Buyer failing after written warning by the Covenantor to act in accordance with the provisions of clause 6 below;

3.8 which arises as a result of transactions in the ordinary and proper course of the trade of the Company since the date to which the Completion Accounts are made up and prior to Completion, and which is not interest, a penalty, surcharge, fine or other payment arising from any default relating to Taxation;

3.9 to the extent that it is a liability in respect of value added tax relating to supplies made by the Company in respect of which the time of supply is after the date to which the Completion Accounts are made up and in respect of which value added tax has been properly charged and collected by the Company and a tax invoice properly issued;

3.10 to the extent that liability for such Taxation is excluded under Schedule 5 of the Agreement.

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4.   REFUNDS

     If the Covenantor has made a payment under Clause 2 of this Deed and the Buyer or the Company subsequently receives from any person other than the Company or the Buyer a payment or offset or credit referable to the Taxation concerned which payment offset or credit is not made by reason of any Relief arising after Completion, the Buyer shall forthwith repay or procure the repayment to the Covenantor of the amount received (less any reasonable costs incurred and payable by the Company or the Buyer and not otherwise reimbursed by the Covenantor in recovering such amount and any Taxation on such amount) not exceeding the payment by the Covenantor hereunder. Any offset or credit given by any third party shall be deemed recovered only when the offset or credit becomes effective, rather than (if earlier) when given or agreed to be given by the third party in question.

5.   RIGHTS AGAINST THIRD PARTIES

     If the Covenantor has made a payment under Clause 2 of this Deed and the Buyer or the Company is or becomes entitled to recover from some other person (other than the Company or the Buyer but including any Taxation or other competent authorities) any sum in respect of the Taxation concerned other than by reason of any Relief arising after Completion, the Buyer shall or shall procure that the Company shall if so required by the Covenantor at the Covenantor's expense and upon the Covenantor providing security to the reasonable satisfaction of the Company or the Buyer against all reasonable costs and expenses which may thereby be incurred and payable by the Company or the Buyer take all reasonable steps to enforce such recovery (keeping the Covenantor fully informed of any progress) provided that the Company or the Buyer shall not be obliged to take any action which the Company or the Buyer shall reasonably consider to be prejudicial to its commercial interest and shall account to it for any amount recovered (including any interest or repayment supplement paid on or in respect thereof) net of any Taxation chargeable in respect thereof not exceeding the amount paid by the Covenantor hereunder and after deducting all reasonable costs of recovery borne by the Company or the Buyer and not previously reimbursed.

6.   DEFENCE OF CLAIMS

6.1 If the Buyer becomes aware of a Claim which could give rise to a liability under this Deed it shall within a reasonable time thereafter (and in any event in a case where the Claim requires a response within a time period to avoid the imposition of any penalty, fine or interest or to preserve the right of appeal within ten

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     business days after the Buyer becomes aware of such claim) notify the
     Covenantor in writing specifying the nature of such Claim in reasonable detail. It shall then take or procure that the Company shall take such action to avoid, resist, appeal or compromise the Claim as the Covenantor may reasonably request provided that the Covenantor has first indemnified and secured it to its reasonable satisfaction against all losses, costs, damages and expenses (including interest on overdue Taxation) which may be
     incurred thereby    Provided that neither the Buyer nor the Company shall
     be obliged to appeal against any Claim for Taxation raised on it if having given the Covenantor written notice of the receipt of such Claim for Taxation it has not within 15 days from the giving of such written notice received instructions in writing from the Covenantor to do so. For the avoidance of doubt the Covenantor shall not be entitled to take over the conduct of proceedings relating to the Claim in question.

6.2 The provisions of Clauses 6.1 above shall not apply if it shall be found that the Covenantor or the Company shall have committed fraud wilful default or neglect in relation to any Taxation.

6.3 If the Covenantor fails to comply with the provisions of Clause 6.1 above or delays unreasonably after written warning by the Buyer in giving any such requests as are mentioned in Clause 6.1, the Buyer and the Company shall be free without reference to the Covenantor to pay, settle or otherwise deal with the Claim on such terms as they may in their absolute discretion think fit and without prejudice to their rights and remedies under this Deed.

7.   TIME FOR PAYMENT

7.1 A payment to be made by the Covenantor under Clause 2 or Clause 8 of this Deed shall be made in cleared funds on or before the relevant payment date which shall be ascertained as follows:-

7.1.1 insofar as such payment represents Taxation to be borne by the Company the payment date shall be the last business day before the day on which payment of the relevant Taxation is due provided that if the payment is deferred following an application to the appropriate authority then the date on which the relevant Taxation is due shall be such later date when the amount of Taxation is agreed or finally held to be due to the person demanding the same;

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7.1.2     insofar as such payment represents Taxation which would have been payable but for the utilisation of a Relief arising after Completion as referred to in sub-clause 1.3.4.3 above, the payment date shall be the date on which payment of the relevant Taxation would have been due but for the availability of the relevant Relief;

7.1.3 insofar as such payment relates to a Claim under sub-clauses 1.3.4.1 and 1.3.4.2 above the payment date shall be the earliest date on which Taxation becomes payable which would not have been payable had the relevant Relief not been so lost or, in the case of a repayment of Taxation, the date the repayment would have been obtained;

7.1.4 in any other case seven days after the date on which a notice setting out full details of the amount claimed is delivered to the Covenantor.

7.2 If any payment due to be made by the Covenantor under this Deed is not made on the relevant payment date the same shall carry interest from such relevant payment date until actual payment at the rate of 1 1/2% above the base rate from time to time of the National Westminster Bank plc.

8.   STAMP DUTY

8.1  The Covenantor hereby warrants to the Buyer that:-

8.1.1 all documents forming part of the title to any asset of the Company or which the Company may wish to enforce or produce in evidence are in the United Kingdom, have been duly stamped with the correct amount of stamp duty and have where appropriate been adjudicated;

8.1.2 the Company has not incurred any liability to or been accountable for any stamp duty reserve tax and there are no circumstances in existence at the date hereof which could lead to the Company incurring such a liability or becoming so accountable.

8.2 The Covenantor hereby agrees that in the event of a breach of the warranty in Clause 8.1 above it shall pay to the Buyer by way of liquidated damages an amount equal to any unpaid stamp duty and stamp duty reserve tax and any interest or penalties payable in respect thereof.

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9.   GROSSING-UP

9.1 All sums payable by the Covenantor to the Buyer under this Deed shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be required by law. If any such deductions, withholdings, set-offs or counterclaims are required by law the Covenantor shall be obliged to pay to the relevant person such sum as will after such deduction, withholding, set-off or counterclaim has been made leave that person with the same amount as it would have been entitled to receive in the absence of any such requirement Provided that if the Buyer retains and utilises a tax benefit by reason of any deduction or withholding the Buyer shall as soon as reasonably practicable thereafter reimburse the Covenantor the payment or such part of the payment as will leave the Buyer (after such reimbursement) in no worse a position than it would have been in if no such deduction or withholding had been required to be made.

9.2 If any sum payable by the Covenantor to the Buyer under this Deed (other than interest under Clause 7 above) shall be subject to Taxation in the hands of the recipient then the sum so payable shall be grossed up by such amount as will ensure that after payment of Taxation there shall be left a sum equal to the sum that would otherwise be payable under this Deed.

10.  SAVINGS, OVER-PROVISIONS AND SET-OFF

10.1 If:-

10.1.1 any provision for Taxation (including deferred tax) contained in the Completion Accounts shall be found to be an over-provision other than by reason of (i) an Event occurring after Completion or (ii) a change in legislation taking place after Completion or (iii) the use of a Relief arising as a result of an Event which occurs after Completion (an "Over-provision"); or

10.1.2 the liability for Taxation which has resulted in the payment by the Covenantor hereunder falling due shall give rise to a corresponding saving of Taxation ("a Saving") for the Company which would not otherwise have arisen and which is not taken into account in the Completion Accounts other than by reason of (i) an Event occurring after Completion or (ii) a change in legislation taking place after Completion or (iii) the use of a Relief arising as a result of an Event which occurs after Completion

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     the amount of the Over-provision or Saving (as certified to the parties by the Company's auditors at the request and reasonable expense of the Covenantor) shall be treated as reducing a liability for Taxation in respect of which a payment is then due from the Covenantor hereunder or (in the event and to the extent that it is not so set off) shall be deemed to be set-off retrospectively against liabilities for Taxation in respect of which the Covenantor has already paid hereunder (but has not been repaid under this Clause 10.1 or Clause 4 or 5 above) so that repayment shall be made by the Buyer within 15 business days of the date such certificate is supplied to the parties provided that any amount not so set-off or repaid to the Covenantor shall be carried forward and available for off-set against future payments under this Deed by the Covenantor.

10.2 For the purposes of sub-clause 10.1 above the Company obtains a Saving if as a result of the payment of Taxation which results in the payment by the Covenantor hereunder the Company is relieved in whole or in part of a liability to make a payment of Taxation which it would otherwise have been liable to make (other than a liability for Taxation for which a claim could be made under this Deed) or it obtains a relief, allowance or credit against Taxation (other than a liability for Taxation for which a claim could be made under this Deed) which would not otherwise have been available.

10.3 If the Buyer shall discover that there has been an Over-provision or Saving the Buyer shall give or shall procure that the Company shall forthwith give full details thereof to the Covenantor in writing and shall supply the Company's auditors with such information as they may require to certify the value of the Over-provision or Saving. The Buyer shall procure that the Company will supply the Covenantor (at or within a reasonable time after the time when the Company's auditors issue their certificate) with such information as the Covenantor may reasonably request to check the accuracy of the certificate.

11.  GENERAL

11.1 The following provisions of the Agreement shall be incorporated in this Deed as if specifically set out in it:-

     Clause 15 (assignability)
     Clause 18 (notices)
     Clause 20 (waivers)

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     Clause 21 (Counterparts)
     Clause 22 (governing law and jurisdiction).

11.2 No variation hereof shall be effective unless agreed in writing and signed by or on behalf of both the parties hereto.

12.  ILLEGALITY

     If at any time any term or provision of this Deed is or becomes illegal, invalid or unenforceable in whole or in part in any respect under the law of any jurisdiction, to that extent such term or provision or part shall be deemed not to form part of this Deed and the enforceability of the remainder of this Deed shall not be affected and neither the legality, validity or enforceability of such term or provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

13.  EFFECT OF DISCHARGE OF CLAIM

     For the avoidance of doubt and subject to clause 3 of this Deed, the Covenantor shall remain liable in accordance with the terms of this Deed notwithstanding that any Taxation giving rise to a liability to make a payment under Clause 2 or Clause 8 of this Deed is or has been discharged or suffered by the Company, after the date hereof and whether by payment or by the loss or utilisation of any Relief or right to repayment of Taxation.

14.  VOTING RIGHTS

     The Buyer undertakes to the Covenantor that it shall and shall procure that its nominees and representatives shall exercise all voting rights attached to any shares owned or controlled by them and all powers, discretions and authorities directly controlled by them in relation to the Company so as to procure in so far as they are able that the Company complies with any undertakings and obligations expressed to be binding on it hereunder.

15.  SURRENDER OF TAX LOSSES

     If any liability of the Covenantor hereunder could be reduced or eliminated by the surrender of losses or other amounts by way of group relief or surrender of advance corporation tax by the Covenantor or any other company in the Covenantor's Tax Group to the Company at no cost to the Company, (and without prejudice to the surrenders required by clause 13 of the Agreement), the Covenantor shall be entitled to make or procure the making of such surrender to the extent permitted by law in priority to any claim(s) by the Company to utilise losses arising after the end of its accounting period commencing on 1st September 1994 and the

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Buyer shall procure that the Company shall co-operate in making all necessary and reasonable claims, consents and notifications. Neither the Company nor the Buyer shall be liable to give any consideration for such surrender. If either
(a) such surrender is agreed by the Inland Revenue, or (b) the Covenantor would have been able to make such a surrender had the Company had sufficient taxable profits for the accounting period commencing on 1st September 1994, "a deemed surrender", then the Covenantor shall be deemed for the purposes of this Deed to have made a payment to the Buyer equal to the payment which it would have been obliged to make had it not made or procured the surrender referred to in (a) or had there not been a deemed surrender under (b).

16.  MIGRATION OF THE COMPANY

     If (i) the Company becomes non-resident in the UK for tax purposes after Completion and (ii) any member of the Seller's Group becomes liable to make any payment of Taxation under Section 132 Finance Act 1988 as being a person to whom sub-section (3) of such section applies by virtue of the relationship of that member with the Company as defined in such section, the Buyer hereby covenants with the Covenantor to pay to the Covenantor on behalf of itself and any other member of the Seller's Group an amount equal to such Taxation and the provisions of clauses 7 and 9 shall apply with the necessary changes.

IN WITNESS whereof the parties have executed these presents the day and year first above written

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EXECUTED as a Deed        )
for and on behalf of      )
FCB 1120 LIMITED by:-     )


                    Director   /s/ Salah M. Hassanein


                    Secretary  /s/ Stephen Hermer



EXECUTED as a Deed         )
for and on behalf of       )
CHRYSALIS HOLDINGS LIMITED )
by:-                       )


                    Director  /s/ Nigel Butterfield


                    Secretary /s/ Clive Potterell

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